UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Persons Filing Statement)

Common Stock

($0.01 par value)

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(610) 640-1775

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”). The Schedule 14D-9 relates to the tender offer by Owl Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $3.85 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used, but not otherwise defined, herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by adding a new section entitled “Certain Litigation” as follows:

“Certain Litigation

On May 26, 2011, Andrew T. Thorn (“Thorn”), a purported shareholder of Orthovita, filed a putative class action in the Court of Common Pleas of Montgomery County, Pennsylvania, captioned Thorn v. Koblish et al., Case No. 2011-14644-0, naming as defendants Orthovita, the individual members of the Orthovita Board, Parent and the Purchaser. On behalf of a putative class of Orthovita shareholders, Thorn asserts claims against the individual directors of Orthovita for breaches of fiduciary duty in connection with the Offer and the Merger, claims against Parent and the Purchaser for aiding and abetting the breaches of fiduciary duty by the individual directors of Orthovita and a claim against the individual directors of Orthovita for waste of corporate assets. Thorn seeks declaratory relief, rescission, injunctive relief, imposition of a constructive trust, compensatory damages, attorneys’ fees and other costs and other equitable relief. Orthovita believes that this action is without merit and intends to defend its position in this matter vigorously.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibits, filed as part of the Schedule 14D-9:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by Stryker Corporation and Orthovita, Inc. dated May 27, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation filed with the SEC on May 27, 2011).

(a)(5)(D)	Complaint filed by Andrew T. Thorn, on behalf of himself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on May 26, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation, as amended by Amendment No. 1 thereto, filed with the SEC on May 27, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2011

ORTHOVITA, INC.

By:	/s/ ANTONY KOBLISH
Antony Koblish
President and Chief Executive Officer

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